FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: March 26, 2003

By:

 /s/ Derek Price

 Name

Its:

CFO, Vice-President of Finance

(Title)

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)

and equivalent sections in the Securities Acts

of each of the other provinces of Canada

1.

Reporting Issuer

Wheaton River Minerals Ltd.

Waterfront Centre, Suite 1560

200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

March 25, 2003

3.

Press Release

A press release with respect to the material change referred to in this report was issued on March 25, 2003 and subsequently filed on SEDAR.

4.

Summary of Material Change

Wheaton River Minerals Ltd. (“Wheaton River”) announced that it has exercised its pre-emptive rights, through its wholly-owned subsidiary, Wheaton River (Cayman Islands) Ltd. (“Wheaton River Cayman”), and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom Limited, to acquire BHP Billiton’s 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina for US$180 million.  BHP Billiton has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005.  The deferred portion of the purchase price will bear interest at a rate of LIBOR plus 2% per annum.

Wheaton River also announced that it expects to acquire this 25% interest in conjunction with an arm’s length third party such that each will acquire a 12.5% interest in the Alumbrera mine.  Wheaton River will finance its 12.5% with debt and does not anticipate issuing additional equity.  Wheaton River expects the transaction to close in June 2003, with an effective date of April 2, 2003.  On March 18, 2003, Wheaton River acquired a 25% interest in the Alumbrera mine from Rio Tinto.

Closing will be subject to a number of conditions, including Wheaton River and BHP Billiton board approvals, obtaining all requisite regulatory and third party approvals and consents, including from the lenders to the Alumbrera Project and satisfaction of customary closing conditions.

5.

Full Description of Material Change

Wheaton River announced that it has exercised its pre-emptive rights, through its wholly-owned subsidiary, Wheaton River Cayman, and accepted an offer from BHP Billiton’s wholly-owned subsidiary, Rio Algom Limited, to acquire BHP Billiton’s 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina for US$180 million.  BHP Billiton has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005.  The deferred portion of the purchase price will bear interest at a rate of LIBOR plus 2% per annum.  All interest payments which have accrued or become payable to the Rio Algom Group under the terms of the subordinated loan agreement relating to the Alumbrera Project subsequent to March 24, 2003 and prior to the closing date of the acquisition will be payable 75% to Rio Algom Limited and 25% to Wheaton River Cayman.

Wheaton River also announced that it expects to acquire this 25% interest in conjunction with an arm’s length third party such that each will acquire a 12.5% interest in the Alumbrera mine.  Wheaton River will finance its 12.5% with debt and does not anticipate issuing additional equity.  Wheaton River expects the transaction to close in June 2003, with an effective date of April 2, 2003.  On March 18, 2003, Wheaton River acquired a 25% interest in the Alumbrera mine from Rio Tinto.

Closing will be subject to a number of conditions, including Wheaton River and BHP Billiton board approvals, obtaining all requisite regulatory and third party approvals and consents, including from the lenders to the Alumbrera Project and satisfaction of customary closing conditions.

The Wheaton River and Wheaton River Cayman boards of directors will likely consider a number of factors in determining whether they will ultimately approve and authorize the completion of the acquisition, including, but not limited to:  the state of the world financial markets, commodity prices, the political and economic situation in Argentina, the state of affairs and operations at the Alumbrera mine, the terms, conditions and availability of any financing required to fund the acquisition, any occurrence of national or international consequence or any event, action, condition, law, governmental regulation, inquiry or other occurrence of any nature whatsoever, including the war in Iraq, which may seriously adversely affect Wheaton River, Wheaton River Cayman or the world financial markets in general, and all of the formal documentation and agreements necessary or relating to the acquisition being in a form and substance satisfactory to the Wheaton River and Wheaton River Cayman boards of directors.

Following completion of the acquisition of an additional 12.5% interest in the Alumbrera mine, Wheaton River will have 2003 annualized production of 538,000 gold equivalent ounces (450,000 gold ounces and 6.447 million silver ounces) with an estimated cash cost per gold equivalent ounce of US$99 (including by-product copper credits).

6.

Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officer

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 26th day of March, 2003.

WHEATON RIVER MINERALS LIMITED

Per:

“Ian W. Telfer”

Ian W. Telfer

Chairman and Chief Executive Officer